SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

COMPANY REGISTRY (NIRE): 35300396090

MINUTES OF THE COMPANHIA SIDERÚRGICA NACIONAL ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 30, 2013, AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: Annual Shareholders’ Meeting held on April 30, 2013, at 11:00 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima, 3400, 19º e 20º andar e 15º andar – parte, in the city and state of São Paulo.

2.      Call Notices Call notices were published on April 13, 16, and 17, 2013, in the Official Gazette of the State of São Paulo on pages 31, 60 and 63, respectively, and on April 15, 16 and 17, 2013 in Valor Econômico newspaper on pages B13, C8 and C6, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: Shareholders representing more than the majority of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Roberto Promenzio, and the Company’s Executive Officer, Mr. David Moise Salama.

4.    Presiding Board: As appointed by the Chairman of the Company’s Board of Directors, Mr. David Moise Salama chaired the meeting and invited Ms. Claudia Maria Sarti to act as secretary.

5.    Agenda: (i) to appraise the Management’s Accounts, examine, discuss and vote on the Financial Statements and the Management Report related to the fiscal year ended December 31, 2012; (ii) to resolve on the allocation of income for the fiscal year ended on December 31, 2012; (iii) to ratify the dividends distribution and the proposal regarding the payment of Interest on Equity, approved at Board of Directors’ Meetings; (iv) to elect the members of the Board of Directors; and (v) to establish the management’s annual global compensation for 2013.

6.    Resolutions: The following resolutions were taken by shareholders representing more than the majority of the Company’s voting capital, with the abstention of those legally prevented from voting, being those abstentions registered as the case may be and vote instructions filed at the Company’s headquarters:

6.1. Approval for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404 of December 15, 1976 ("Law 6404/76").

6.2. Approval, by unanimous vote of attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, as all attending shareholders are cognizant thereof.

6.3. Approval, by the majority of attending Shareholders, being the abstentions and the separate vote filed at the Company’s headquarters, with the abstention, also, of those legally prevented from voting, of (i) the Management Accounts, (ii) the Financial Statements and (iii) the Management Report related to the fiscal year ended December 31, 2012, as released on March 28, 2013 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on April 25, 2013 in the Valor Econômico newspaper (page 1 to 16) and in the Official Gazette of the State of São Paulo (pages 1 to 17).

6.4. As loss for the year ended 12/31/2012 was recorded in the amount of R$420,113,150.41 (four hundred and twenty million, one hundred and thirteen thousand, one hundred and fifty reais and forty-one cents), the majority of attending shareholders approved, being abstentions filed at the Company’s headquarters, with the abstention, also, of those legally prevented from voting, the Management’s proposal regarding the full absorption of the loss by existing profit reserves,  pursuant to sole paragraph of Article 189 of Law 6404/76.

6.5. Additionally, the Meeting ratified the accounting reclassification from the comprehensive income account to the accumulated losses/retained earnings of actuarial loss at the amount of R$128,419,154.57 (one hundred twenty-eight million, four hundred nineteen thousand, one hundred fifty-four reais and fifty-seven cents), in light of the accounting rulings – CPC 33 – Employee Benefits and IAS 19 - Employee Benefits – issued by the Brazilian Accounting Pronouncements Committee (CPC) and by the International Accounting Standards Board (IASB), which will be absorbed by the profit reserve account.

6.6. By the majority of attending shareholders, being abstentions filed at the Company’s headquarters, ratification of (i) the payment of Interest on Equity at the amount of R$560,000,000.00 (five hundred sixty million reais) from the profit reserve account, corresponding to the gross amount of R$0.384095 per share, approved at the Board of Directors’ meeting held on March 28, 2013, of which R$123,000,000.00 (one hundred twenty-three million reais) have already been effectively paid as of April 25, 2013 and the remaining amount will be paid on dates to be defined by the Board of Directors; and (ii) the payment of dividends  from the profit reserve account – working capital, at the amount of R$ 300,000,000.00 (three hundred million reais), corresponding to R$0.20576 per share, approved at the Board of Directors’ meeting held on December 26, 2012.

6.7. Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, that the Company’s Board of Directors be composed of seven (7) members, as follows: Messrs. Benjamin Steinbruch, Brazilian, married, businessman, identity card SSP/SP 3.627.815-4, enrolled in the individual roll of taxpayers (CPF/MF) under no. 618.266.778-87, residing and domiciled in the city and state of São Paulo; Jacks Rabinovich, Brazilian, married, engineer, identity card SSP/SP 1.179.678, enrolled in the individual roll of taxpayers (CPF/MF) under no. 011.495.638-34, residing and domiciled in the city and state of São Paulo; Fernando Perrone, Brazilian, married, lawyer, identity card IFP 2.048.837, enrolled in the individual roll of taxpayers (CPF/MF) under no. 181.062.347-20, residing and domiciled in the city and state of São Paulo;  Yoshiaki nakano, Brazilian, married, business administrator, identity card 5.157.491-3, enrolled in the individual roll of taxpayers (CPF/MF) under no. 049.414.548-04, residing and domiciled in the city and state of São Paulo;  Aloysio Meirelles de Miranda Filho, Brazilian, married, lawyer, identity card IFP/RJ No. 51998920, enrolled in the individual roll of taxpayers (CPF/MF) under no. 715.343.187-04,  residing and domiciled in the city and state of São Paulo and Antonio Bernardo Vieira Maia, Brazilian, married, businessman, identity card IFP/RJ No. 042416875, enrolled in the individual roll of taxpayers (CPF/MF) under no. 510.578.677-72, residing and domiciled in the city and state of São Paulo; followed by the re-election of the shareholders, pursuant to Article 13, paragraph 2, of the Bylaws, Mr. Antonio Francisco Dos Santos, Brazilian, married, business administrator, identity card IFP 1.307.360, enrolled in the individual roll of taxpayers (CPF/MF) under no. 112.375.706-20, as appointed by CSN Invest Fundo de Investimentos em Ações. Thus, the Company’s Board of Directors comprises Messrs. Benjamin Steinbruch, Jacks Rabinovich, Aloysio Meirelles de Miranda Filho, Antonio Bernardo Vieira Maia and Antonio Francisco dos Santos, all of whom with a term of office until the 2014 Annual General Meeting.

6.8. Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, of the Management’s annual global compensation at a maximum of R$74,500,000.00 (seventy-four million, five hundred thousand reais).

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8.    Documents Filed: The Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements, the Independent Public Accountants’ Report, the Management Proposal, the clearance certificates of elected members and voting guidance presented are filed at the Company’s headquarters.

São Paulo, April 30, 2013.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

Claudia Maria Sarti

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.